FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                    Name and Address of Company

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:   (604) 899-5450     Facsimile:   (604) 484-4710

Item 2.                    Date of Material Change   April 14, 2009

Item 3.                    News Release

A news release was disseminated on April 14, 2009 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

Item 4.                    Summary of Material Change

Platinum Group announced the publication of the Company’s financial results for the period ending February 28, 2009 and provides a corporate update.

Item 5.                   Full Description of Material Change

The Company’s cash position at February 28, 2009 was $6.25 million. The Company’s cash is invested with the Royal Bank of Canada in guaranteed investment certificates or in a current account. All amounts herein are reported in Canadian dollars unless otherwise specified. The Company also held marketable securities at the period end with a market value of $880,000.

Accounts receivable at February 28, 2009 totalled $444,492 while accounts payable amounted to $2.65 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa. Accounts payable in South Africa included $1.944 million for surface rights acquisitions plus accrued interest charges. In Canada an amount of $133,371 was payable against drilling at Lac des Isle. The balance related to South African project costs, legal and audit fees, travel and regular overhead and administrative costs in both jurisdictions.

Total global exploration and engineering expenditures for the Company’s account, including the Company’s share of Western Bushveld Joint Venture (“WBJV”) expenditures during the period, totaled $912,994 (February 29, 2008 - $4,633,096). Of this amount $682,232 was for the WBJV (February 29, 2008 - $4,226,334) and $230,762 was for other exploration (February 29, 2008 - $406,762). Total WBJV exploration expenditures during the period by all WBJV partners amounted to $1,018,681 (February 29, 2008: $10,869,319).

The Company’s loss for the period ended February 28, 2009 amounted to $3.766 million or $0.06 per share as compared to $2.35 million or $0.04 per share for the comparative period in fiscal 2008. The loss includes $1,175,451 as a non-cash charge for Stock Based Compensation ($392,197 for February 29, 2008). Before the non-cash charge for Stock Based Compensation general overhead and administration costs for the period amounted to $2.66 million ($2.53 million for February 29, 2008). Net interest income earned amounted to $24,274 ($182,916 for February 29, 2008) after netting out $80,840 in interest payable as a transaction cost on a pending surface rights purchase in South Africa.

In October 2008 the Company closed a non-brokered private placement and raised net proceeds of $7.308 million by issuance of 4,910,470 common shares at a price of $1.55 per share. A further 60,000 shares were issued at the offering price as part of a finders fee.

Key Project Details as Previously Disclosed

The Company’s key project is its interest in the WBJV. On September 2, 2008 the Company announced a term sheet with Anglo Platinum and Wesizwe Platinum to consolidate and rationalize the WBJV. Under the terms Platinum Group’s interest is 74% of the WBJV Projects 1 and 3 and Wesizwe controls 100% of Project 2 and 26% of Projects 1 and 3. On December 8, 2008 the Company announced the execution of definitive agreements formalizing the September 2nd announcement.

An equalization payment of approximately US$21 million payable to Anglo Platinum by the Company under the original WBJV agreement will become due on the final government approval and transfers of the property interests. This is expected in mid to late calendar 2009.

In consideration of the Company increasing its Project 1 and 3 interests from 37% to 74%, while at the same time selling its 18.5% interest in Project 2, the Company is required to make a payment to the Project equity account for Wesizwe of Rand 408 million to fund their 26% interest in Projects 1 and 3. This payment will become due nine months after the effective date of the new agreements. If Platinum Group does not make this contribution it will hold approximately 55% of the Projects.

Potential Cost Reductions WBJV Project 1

In late March 2009 the Company was contacted by South Africa’s public electricity utility, Eskom, to commence detailed quotation discussions for the electrical and infrastructure requirements of Project 1 of the WBJV. The Company is pleased that Eskom is now able to enter into these discussions and it is possible that grid power for Project 1 will be available when needed. In its July 2008 definitive feasibility study the Company included an estimate of Rand 506 million (US$56 million at today’s exchange rates) for the capital cost of self-generation electrical requirements for Project 1 to the end of 2012 at full production levels. As a result of power grid uncertainty this estimate included the entire infrastructure for electrical power, including diesel storage. Operating costs were modeled at US$100 per barrel of oil. Should grid power become available the implications for project economics are very positive. Required up-front capital could be reduced by approximately US$56 million and operating cost reductions during the first five years after project commencement could amount to US$30 to $37 million at current Eskom rates. Given the changing economic environment there are also other project cost areas, such as foreign exchange, capital equipment, and contract engineering and construction, were positive benefits to the Project 1 feasibility study are likely. These are being evaluated as part of the Project financing and potential project start discussions in association with final permitting.

Going Forward

The Company is actively considering all strategic alternatives, as previously announced, to maximize shareholder value from its key projects in South Africa. The Company is evaluating three main paths for best value; build the project, hedge some of the project in a partnership or transaction involving a minority of the metal flow or sell the Company to an existing producer.

The Company is well positioned with a competitive platinum project and activity on all of its strategic alternatives.

Item 6.	Reliance on subsection 7.1 of national Instrument 51-102	N/A

Item 7.                      Omitted Information   N/A

Item 8.                      Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO                                                                           Phone: (604) 899-5450

Item 9.	Date of Report

April 15, 2009